March 4, 2004

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel's Earnings Forcast for Fiscal 2003"
" Kobe Steel to establish retirement benefit trust"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 3/17

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel's Earnings Forecast for Fiscal 2003

TOKYO, March 4, 2004 – Kobe Steel, Ltd. announced today its earnings forecast for fiscal 2003, ending March 31, 2004, and plans to resume dividend payments. This announcement also serves to disclose a summary of quarterly financial information as stipulated by the Tokyo Stock Exchange, Inc.

Consolidated forecast

The Japanese economy is not expected to achieve a full recovery in the year ending in March 2004. The economy has been exhibiting signs of slowly improving in fiscal 2003 on the back of strong overseas demand, while capital investment is on a recovery path. However, personal spending continues to be slack and the yen has sharply increased in the second half of fiscal 2003.

Amid these conditions, domestic demand for steel products in the second half of fiscal 2003, mainly from the manufacturing industries of shipbuilding, automobiles and industrial machinery, is expected to be strong, continuing from the first half of the fiscal year. Overseas, the growing Chinese market and strong demand in Southeast Asia, owing to recovery in the U.S. economy, are expected to maintain exports in the second half at approximately the same level as the first half. As a result, Japan's total crude steel production is anticipated to increase over the previous forecast to roughly 110 million metric tons.

Owing to the above factors, Kobe Steel anticipates higher steel shipments, increased sales prices, and recovery in domestic demand for construction machinery will result in consolidated sales of 1,220 billion yen, an increase of 20 billion yen from the previous forecast.

Pretax ordinary income is anticipated to reach 46 billion yen, up 3 billion yen from the previous forecast. A contributing factor is brisk market demand in Kobe Steel's Iron & Steel segment, although higher raw material prices are expected to affect profits, as previously forecast. The performance of the Construction Machinery and some other segments are expected to improve. As a result, pretax ordinary income is expected to be 46 billion yen, up 3 billion yen from the previous forecast. Aftertax net income is anticipated to be unchanged at 20 billion yen.

Consolidated	Current Estimates	Previous Estimate (Nov. 20, 2003)	FY 2002
Net Sales	1,220	1,200	1,204.7
Ordinary Income *	46	43	35.4
Net Income	20	20	1.7

Figures are in billions of yen.
* Also known as pretax recurring profit

Non-consolidated forecast

Non-consolidated net sales are anticipated to reach 790 billion yen, up 10 billion yen from the previous forecast. Pretax ordinary income is expected to be 23 billion yen, unchanged from the previous estimate. Aftertax net income is forecast to be 15 billion yen, unchanged from the previous forecast.

Non-consolidated	Current Estimates	Previous Estimates (Nov. 20, 2003)	FY 2002
Net Sales	790	780	807.2
Ordinary Income *	23	23	20.2
Net Income (loss)	15	15	(4.8)

Figures are in billions of yen.
* Also known as pretax recurring profit
Figure in parentheses denotes loss.

Dividends

Kobe Steel's board of directors today decided to propose at the general shareholders' meeting that a dividend of 1.5 yen per share be paid, subject to the company's financial performance in fiscal 2003 and its retained earnings.

###

Media contact

Gary Tsuchida
Communication Center
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp

Investor Relations

Tel +81-(0)3-5739-6043
Fax +81-(0)3-5739-5973

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel to establish retirement benefit trust

TOKYO, March 4, 2004 – Kobe Steel, Ltd. announced that its board of directors today decided to contribute a portion of the listed shares that it holds in other companies to an employee retirement benefit trust. An outline of the retirement benefit trust to be established follows below:

1. Shares to be contributed

	Number of Shares	Market Value
Kobelco Eco-Solutions Co., Ltd.	About 20 million	About 5 billion yen
Nabtesco Corporation	About 8 million	About 5 billion yen

2. Date of trust establishment: Within the month of March 2004

3. Impact on financial results

Gain from the establishment of the trust will fluctuate depending on the number of shares transferred and the market value of the shares. On a consolidated basis, the gain is forecast to be approximately 3 billion yen (or about 6.5 billion yen on a non-consolidated basis).

Gain from the creation of the trust has been factored into the fiscal 2003 earnings forecast announced today.

Media contact
Gary Tsuchida
Communication Center
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp

Investor Relations
Tel +81-(0)3-5739-6043
Fax +81-(0)3-5739-5973